Exhibit 99(a)(3)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,
KINDLY DISREGARD THIS NOTICE.
December 18, 2020
Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by Prospect Flexible Income Fund, Inc. (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s Class A common stock (“Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to the net offering price per Share determined as of January 22, 2021. The net offering price as of December 18, 2020, the date of the commencement of this Offer, was $8.55 per Share, but the net offering price determined as of January 22, 2021 may be higher or lower than such amount. The Offer period will begin on December 18, 2020 and end at 4:00 P.M., Eastern Time, on January 20, 2021. Subject to the limitations contained in the Offer to Purchase, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about January 27, 2021.
IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT A PRICE EQUAL TO THE COMPANY’S NET OFFERING PRICE PER SHARE AS OF January 22, 2021, PLEASE DISREGARD THIS NOTICE.
The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the net offering price per Share determined as of January 22, 2021, you must obtain from our website, or request that we mail to you, a copy of the Offer to Purchase, dated December 18, 2020 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal") (which together, as they may be amended and supplemented from time to time, constitute the "Offer") and other documents related to the Offer (which together, as they may be amended and supplemented from time to time, constitute the “Share Repurchase Package”). Please read the Share Repurchase Package carefully as it contains important information about the Offer. Requests for the Share Repurchase Package may be directed to the Company as follows.

Our website:	www.flexbdc.com
Our phone number:	(212) 448-0702
Our mailing address:	Prospect Flexible Income Fund, Inc. c/o Phoenix American Financial Services, Inc. 2401 Kerner Blvd. San Rafael, California 94901

Stockholders may also contact their financial advisor, broker, dealer, commercial bank or trust company for assistance concerning the Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated December 18, 2020, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance or offers to sell Shares would not be in compliance with the laws of that jurisdiction.

If you would like to tender a portion or all of your Shares for repurchase at the net offering price per Share determined as of January 22, 2021, please complete the Letter of Transmittal included with the Share Repurchase Package and return it to the

Exhibit 99(a)(3)

Company at the address below. Please see the Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to the number of Shares that the Company can repurchase with the proceeds it receives from the issuance of Shares under its distribution reinvestment plan prior to expiration of the Offer.

All requests to tender Shares must be received in good order by the Company, at the address below, by 4:00 P.M., Eastern Time, on January 20, 2021.

For delivery by regular mail, registered, certified or express mail, by overnight courier or by personal delivery:

Prospect Flexible Income Fund, Inc. c/o Phoenix American Financial Services, Inc. 2401 Kerner Blvd. San Rafael, CA 94901
If you have any questions, please call your financial advisor or call the Company at (212) 448-0702.
Sincerely,
M. Grier Eliasek
President and Chief Executive Officer
Prospect Flexible Income Fund, Inc.